EXHIBIT 99.15 Notice to ASX/LSE Bernstein Strategic Decisions Conference 25 September 2019 Rio Tinto chief financial officer Jakob Stausholm is presenting today at the Bernstein Strategic Decisions Conference in London. The presentation is attached and will also be available at riotinto.com/presentations. Page 1 of 2

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Bernstein Strategic Decisions Conference Jakob Stausholm, CFO London, 25 September 2019

Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

Sustainable development in action Running a safe, Collaborating to Pioneering responsible and enable long term materials for human profitable business economic benefits progress 0.41 Taxes paid report 4 released Additional aluminium assets AIFR in H1 2019 undergoing ASI certification ‘Contracts with 65%  governments’ disclosure Zero Reduction in carbon footprint at Coal production in H1 2019 Kennecott through closing coal plant and renewable energy certificates nd 2 $0.3bn Corporate Human Rights benchmark New water and climate Additional investment in targets underway Resolution Copper in Arizona 1st Collaboration on Australia’s first 134 automation qualifications Elysis Data released for 134 New R&D facility to develop tailings facilities carbon free aluminium 3 ©2019, Rio Tinto, All Rights Reserved

RioTinto

Stable Chinese indicators

Global GDP & IP



8%
6%
4%
2%
0%
YoY
Forecast*
1Q15
1Q16
1Q17
1Q18
1Q19
1Q20
Global GDP
China GDP
Global Industrial Production

China's Fixed Asset Investment growth



30%
25%
20%
15%
10%
5%
0%
1Q15
1Q16
1Q17
1Q18
1Q19
Total
Manufacturing
Real Estate
Infrastructure

Source: Rio Tinto, CEIC, Bloomberg, Oxford Economics*

Global economic growth

- Global growth tracking at 2015/16 cyclical lows
- Trade policy uncertainty weighing on global industrial growth
- Major economy central banks becoming more accommodative

China's industrial activity mixed

- Property and infrastructure providing a cushion for other parts of the economy that are slowing
- Uncertainty over trade tensions impacting manufacturing sector
- The government continues to signal targeted loosening in the coming quarters

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©2019, Rio Tinto, All Rights Reserved

Robust iron ore and steel fundamentals >1Btpa steel production in China Above-average iron ore offtake at Chinese ports 170 0.50 Million tonnes per annum 1,100 160 0.40 1,050 150 0.30 1,000 140 950 0.20 130 900 0.10 850 120 0.00 800 110 750 100 China port offtake - 3 week rolling average delta from 2.7Mt/day average, Mt -0.10 700 Port stocks (LHS) -0.20 650 90 600 80 -0.30 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Jul-18 Jan-19 Jul-19 01-Jan-18 01-May-18 01-Sep-18 01-Jan-19 01-May-19 01-Sep-19 Seaborne supply disrupted in H1 2019 Obstacles to Chinese domestic supply response 350 Million tonnes Million tonnes USD/t RTIO (Mt) BHP (Mt) FMG (Mt) Vale (Mt) Roy Hill (Mt) 450 300 145 250 400 China domestic supply Price 120 200 350 150 95 300 100 70 250 50 0 200 45 Mar Q 2016 Sep Q 2016 Mar Q 2017 Sep Q 2017 Jun Q 2018 Dec Q 2018 Jun Q 2019 150 20 Jan-14 Sep-14 May-15 Jan-16 Sep-16 May-17 Jan-18 Sep-18 May-19 5 Sources: Rio Tinto, NBS, MySteel ©2019, Rio Tinto, All Rights Reserved

Strong iron ore prices partly offset by challenging aluminium and copper market conditions Iron Ore* (55% increase YoY) Aluminium** (12% decrease YoY) Copper** (5% decrease YoY) $/t $/t c/lb 120 2700 500 340 450 100 400 80 2200 350 290 300 60 250 40 1700 200 240 Jan 18 May 18 Sep 18 Jan 19 May 19 Sep 19 Jan 18 May 18 Sep 18 Jan 19 May 19 Sep 19 Jan 18 May 18 Sep 18 Jan 19 May 19 Sep 19 62% price HY average Price HY Average MW Premium (RHS) Price HY Average Global steel production growth of 4.4% Global demand growth dipped to ~1% Macro headwinds and trade concerns in H1 2019 (YoY) in H1 2019 (YoY) impacting sentiment Disrupted seaborne supply throughout Increased supply from lifting of Record copper net shorts H1 2019 (down ~6%) sanctions Iron ore stocks at port reduced by Significant proportion of producers ~20% in H1 2019 currently unprofitable Supply disruptions of ~3% in H1 2019 6 * Dry metric tonne, FOB basis | ** Average LME price ©2019, Rio Tinto, All Rights Reserved Sources: Rio Tinto, Mysteel, World Steel Association, Bloomberg, Baltic Exchange

Strong financial results ($bn) H1 2019 H1 2018 Comparison Gross revenue 21.8 21.2 + 3% Underlying EBITDA 10.3 9.2 + 11% EBITDA margin (%) 47% 43% + 4pp Cash flow from operations* 7.2 5.2 + 39% Free cash flow* 4.7 2.9 + 64% Underlying earnings 4.9 4.4 + 12% Net earnings 4.1 4.4 -6% ROCE (%) 23% 19% + 4pp Dividends and share buy-backs announced 3.5 3.2 + 9% Pro-forma net debt 5.6 9.3 -40% 7 * Excludes capital gains tax paid on divestments of $0.9 billion ©2019, Rio Tinto, All Rights Reserved

Disciplined investment of capital Capital expenditure profile H1 2019 capex of $2.4 billion $ billion – Sustaining capex of $1.2 billion – Development capex of $1.2 billion ~6.5 ~6.5 ~6.0 Pilbara replacement capital 5.4 includes Koodaideri and Robe River Development capital delivers 2% CAGR (2019 – 2023) 2.4 2.4 Potential for timing of spend to be pushed from 2019 to 2020 H1 2018 2018A H1 2019 2019F 2020F 2021F Sustaining Pilbara replacement Other replacement Development 8 ©2019, Rio Tinto, All Rights Reserved

A strong balance sheet Net debt Increase in reported net debt reflects operating $ billion cash flows of $7.2* billion, net of: – Payment of dividends of $6.8 billion 15 14.1 13 – Share buy-back of $1.0 billion 12.9 11.3 11 10.0 – Capex of $2.4 billion 9.3 9.3 9 8.0 9.6 – Tax on divestments of $0.9 billion 7 5.6 7.6 5.2 – IFRS 16 (change to lease accounting) impact of $1.2 5 3.8 4.9 billion 3 1 -0.3 Committed cash outflows for H2 2019 include: -1 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Jun-19 – $0.7 billion in buy-backs by February 2020 previously announced in November 2018 Reported net debt Pro-forma net debt** * Excludes capital gains tax paid on divestments of $0.9 billion | ** Pro forma net debt adjusts for the remainder of previously announced buy-backs from operations, lags in shareholder returns from disposal 9 proceeds, Australian tax lag and disposal-related tax lag, and the impact of IFRS lease accounting change for the prior periods. The lease accounting change is reflected in the June 2019 reported net debt ©2019, Rio Tinto, All Rights Reserved

Delivering superior returns 2019 cash returns paid to shareholders* Interim 2019 returns to shareholders of $3.5 billion $ billion announced  Paid – Interim dividend of $2.5 billion or 151 US cents per  Paid 1.0 12.0 share paid in September 2019 2.5 – Special dividend of $1.0 billion or 61 US cents per  Paid Paid 0.7  1.0 share paid in September 2019 4.0 – Represents 70% of underlying earnings  Paid – Total interim returns of $3.5 billion, 9% higher than H1 2018 2.8 2018 final Special SBB paid in Existing 2019 interim Special 2019 cash dividend dividend H1 2019 SBB dividend dividend returns remaining in H2 2019 10 * Rio Tinto plc share buy-back (SBB) announced on 12 November 2018 of $1.1 billion relating to remaining coking coal divestment proceeds to be completed by February 2020 ©2019, Rio Tinto, All Rights Reserved

Strong base for future growth and profitability Consistent Attractive growth financial discipline opportunities Safety is our #1 priority $12bn 2% CuEq Paid* to shareholders in 2019, Annual growth rate to cash generative assets and 2023 from broad pipeline strong balance sheet of growth opportunities Operating World-class 21st century efficiency portfolio mining company $1-1.5bn 23% ROCE Zero Additional free cash flow Through a simplified Coal or oil production per year from 2021 portfolio of long life, plus a leading position in delivered through our low cost assets technology and automation productivity programme * Includes $7.8 billion paid in H1 2019, interim and special dividend paid in September, and remaining share 11 ©2019, Rio Tinto, All Rights Reserved buy-back to be completed by Feb-2020

Appendices 25 September 2019

Delivering quality iron ore through system blending



Mines
Port Terminals
Products
Mesa J
Mesa A
Yandicoogina
Silvergrass
West Angelas
Hope Downs 1
Nammuldi
Marandoo
Brockman 4
Mt Tom Price
Paraburdoo
Hope Downs 4
Brockman 2
Koodaideri
Cape Lambert A
RVL
RVF
HIY
Cape Lambert B
HIY
PBL
PBF
Parker Point
PBL
PBF
EII
PBL
PBF
Pisolite
Marra Mamba
Brockman



Fe
Alumina
Silica
Phosphorus

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©2019, Rio Tinto, All Rights Reserved

Improving Iron Ore system performance

Protecting the Pilbara Blend

Mine sequencing challenges and deficit in overburden removal

Additional waste movement programme

- 2019 material movement increase
- Expected cost of ~$80 million in 2019

Focus on rail capacity continues

Rail maintenance and upgrade to continue into 2020

- Major rail shut in October 2019
- Comprehensive multi-year capital programme

AutoHaul™ fully implemented with all trains on mainline in autonomous mode


Product quality and customer relationships
Focus on EBITDA margin
Asset health

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©2019, Rio Tinto, All Rights Reserved

Critical infrastructure progresses at Oyu Tolgoi Above ground Shafts & below ground 1 2 3 Mine development infrastructure hard infrastructure Mine dry building Load commissioning of Jaw Crusher Lateral mine footprint development  Mine dry and control centre  Shaft 5 sinking to 1.2km  24,470 eqm of vertical, lateral and  Central heating plant  Shaft 2 sinking to 1.3km mass excavation development (on  Overland conveyor to stockpile  Shaft 2 Jaw Crusher & off footprint)  5,500 person camp  Ore bin 11 & transfer station  Shaft 5 ventilation fans  Excavation of the Primary Crusher  Mine air heaters 1 chamber  Batch plant 4 & quarry  Critical underground facilities 15 ©2019, Rio Tinto, All Rights Reserved

Schedule and cost ranges for Oyu Tolgoi are driven by four key factors Footprint development Location of ore Panel boundary 1 Mid access drives 2 3 4 productivity handling infrastructure transitions One of the best undeveloped copper resources in Shaft #4 the world Assessing a number of mine design options given Shafts Shaft #1 more challenging rock conditions #2 #3 #5 – Definitive estimate expected in H2 2020 – Delay to first sustainable production of 16 to 30 months Primary Crusher 2 – Revised budget $6.5 - $7.2 billion Panel 1 Significant progress on critical infrastructure, Primary crusher 1 Panel 0 complete or nearing completion and not impacted by Conveyor to any mine design change Surface portal Apex Panel 2 Undercut Shaft 2 on track for commissioning in October 2019 Shaft #2 UG Facilities Extraction Jaw Crusher Haulage & Shaft #1 ore handling Jaw Crusher 16 Note: Diagrams are simplified from the underlying technical drawings for presentation purposes. ©2019, Rio Tinto, All Rights Reserved